SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No. 2)

PLAYBOY ENTERPRISES, INC.

(Name of Subject Company)

PLAYBOY ENTERPRISES, INC.

(Name of Person Filing Statement)

Class A Common Stock, $0.01 par value per share

Class B Common Stock, $0.01 par value per share

(Title of Classes of Securities)

728117201

728117300

(CUSIP Number of Classes of Securities)

Howard Shapiro

Executive Vice President, Law and Administration, General Counsel, and Secretary

680 North Lake Shore Drive

Chicago, IL 60611

(312) 751-8000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Rodd M. Schreiber Skadden, Arps, Slate, Meagher & Flom LLP 155 North Wacker Drive Chicago, IL 60606 (312) 407-0700	Barry L. Dastin Russ A. Cashdan Kaye Scholer LLP 1999 Avenue of the Stars, Suite 1700 Los Angeles, CA 90067 (310) 788-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Statement”) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) by Playboy Enterprises, Inc., a Delaware corporation (the “Company”), on January 24, 2011, and amended on February 4, 2011. The Statement relates to the offer by Icon Merger Sub, Inc., a Delaware corporation (“Sub”) and a wholly owned subsidiary of Icon Acquisition Holdings, L.P., a Delaware limited partnership (“Purchaser”), which are entities formed by Hugh M. Hefner, the Company’s Editor-in-Chief and Chief Creative Officer and controlling stockholder, to purchase all of the outstanding shares of Class A common stock, par value $0.01 per share, and Class B common stock, par value $0.01 per share, of the Company, at a purchase price of $6.15 per share, net to the seller in cash, without interest thereon, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 24, 2011, and in the related Letters of Transmittal, copies of which are attached to the combined Tender Offer Statement and Rule 13E-3 Transaction Statement on Schedule TO filed by Purchaser and Sub with the SEC on January 24, 2011, as amended and supplemented by Amendment No. 1 and Amendment No. 2 thereto filed by Purchaser and Sub with the SEC on February 4 and February 11, 2011, respectively.

Except as otherwise set forth below, the information included in the original Statement remains unchanged and is incorporated by reference herein as relevant to the items in this Amendment. Capitalized terms used but not defined herein shall have the respective meanings ascribed to them in the Statement.

Item 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Item 3 is hereby amended and supplemented by replacing the last two sentences of the first paragraph under the heading “Relationship with Purchaser and Sub—Merger Agreement” on page 3 of the Statement with the following:

This discussion of the Merger Agreement is only a summary of its material terms and may not include all of the information that is important to a particular stockholder. Stockholders are urged to read the Merger Agreement, a copy of which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference, for more details regarding the Merger Agreement.

Item 3 is hereby further amended and supplemented by replacing the last two sentences of the first paragraph under the heading “Relationship with Purchaser and Sub—Limited Guarantee” on page 3 of the Statement with the following:

The following discussion of the Guarantee is only a summary of its material terms and may not include all of the information that is important to a particular stockholder. Stockholders are urged to read the Guarantee, a copy of which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference, for more details regarding the Guarantee.

Item 3 is hereby further amended and supplemented by replacing the last two sentences of the first paragraph under the heading “Relationship with Purchaser and Sub—Equity Financing” on page 4 of the Statement with the following:

The following discussion of the equity commitment letter is only a summary of its material terms and may not include all of the information that is important to a particular stockholder. Stockholders are urged to read the equity commitment letter, a copy of which is filed as Exhibit (e)(12) hereto and is incorporated herein by reference, for more details regarding the equity commitment letter.

Item 3 is hereby further amended and supplemented by replacing the last three sentences of the paragraph under the heading “Relationship with Purchaser and Sub—Confidentiality Agreement” on page 4 of the Statement with the following:

This discussion of the Confidentiality Agreement is only a summary of its material terms and may not include all of the information that is important to a particular stockholder. Stockholders are urged to read the Confidentiality Agreement, a copy of which is filed as Exhibit (e)(9) hereto and is incorporated herein by reference and a copy of the related amendments which are filed as Exhibits (e)(10) and (e)(11) hereto and are incorporated herein by reference, for more details regarding the Confidentiality Agreement.

Item 3 is hereby further amended and supplemented by replacing the last two sentences of the first paragraph under the heading “Relationship with Purchaser and Sub—Contribution Agreement” on page 4 of the Statement with the following:

The following discussion of the Contribution Agreement is only a summary of its material terms and may not include all of the information that is important to a particular stockholder. Stockholders are urged to read the Contribution Agreement, a copy of which is filed as Exhibit (e)(4) hereto and is incorporated herein by reference, for more details regarding the Contribution Agreement.

Item 3 is hereby further amended and supplemented by replacing the last two sentences of the first paragraph under the heading “Relationship with Purchaser and Sub—Rollover Agreement” on page 5 of the Statement with the following:

The following discussion of the Rollover Agreement is only a summary of its material terms and may not include all of the information that is important to a particular stockholder. Stockholders are urged to read the Rollover Agreement, a copy of which is filed as Exhibit (e)(5) hereto and is incorporated herein by reference, for more details regarding the Rollover Agreement.

Item 3 is hereby further amended and supplemented by replacing the third paragraph under the heading “Relationship with Purchaser and Sub—Hefner Employment Agreement” on page 6 of the Statement with the following:

This discussion of Mr. Hefner’s employment agreement is only a summary of its material terms and may not include all of the information that is important to a particular stockholder. Stockholders are urged to read the employment agreement, a copy of which is filed as Exhibit (e)(6) hereto and is incorporated herein by reference, for more details regarding the employment agreement.

Item 3 is hereby further amended and supplemented by replacing the second paragraph under the heading “Relationship with Purchaser and Sub—Hefner License Agreement” on page 6 of the Statement with the following:

This discussion of Mr. Hefner’s memorandum of understanding is only a summary of its material terms and may not include all of the information that is important to a particular stockholder. Stockholders are urged to read the memorandum of understanding, a copy of which is filed as Exhibit (e)(7) hereto and is incorporated herein by reference, for more details regarding the memorandum of understanding.

Item 3 is hereby further amended and supplemented by replacing the fourth paragraph under the heading “Relationship with Purchaser and Sub—Flanders Employment Agreement” on page 7 of the Statement with the following:

This discussion of Mr. Flanders’ employment agreement is only a summary of its material terms and may not include all of the information that is important to a particular stockholder. Stockholders are urged to read the employment agreement, a copy of which is filed as Exhibit (e)(8) hereto and is incorporated herein by reference, for more details regarding the employment agreement.

Item 4. THE SOLICITATION OR RECOMMENDATION.

Item 4 is hereby amended and supplemented by replacing the fifth paragraph under the heading “Background of the Offer” on pages 18 and 19 of the Statement with the following:

In May 2009, the Board received a non-binding proposal from a private equity firm referred to herein as “Firm B” that indicated a preliminary valuation range based on an enterprise value for the Company of $325 million to $375 million, assuming the Company was debt free. The proposal was subject to, among other things, business, accounting and legal due diligence. At the time of the proposal, the Company had $115 million of debt, implying an equity valuation of $210 million to $260 million. While no per Share values were indicated in Firm B’s proposal, such equity valuation would have approximated $5.95 to $7.30 per Share, based on the number of fully diluted Shares currently outstanding. Also in May 2009, Moelis & Company LLC (“Moelis”), Mr. Hefner’s financial advisor, and Mr. Rosenzweig received a non-binding proposal from Firm A to acquire all of the outstanding Shares for between $6.00 and $8.00 per Share, subject to the satisfactory completion of due diligence. Firm A’s proposal indicated that it was not interested in retaining certain of the Company’s assets, and that it would require a partner to acquire those assets for an acceptable price in any potential transaction in order to support the per Share valuation of $6.00 to $8.00. Each of the proposals from Firm A and Firm B provided for Mr. Hefner to continue to be involved with the Company and Playboy magazine.

Item 4 is hereby further amended and supplemented by replacing the last sentence of the thirteenth paragraph under the heading “Background of the Offer” on page 20 of the Statement with the following:

Each of the proposals was based on a number of financial assumptions and was subject to completion of due diligence and completion of agreements with its proposed partner to acquire certain of the Company’s assets to support its per Share valuation of $7.00.

Item 4 is hereby further amended and supplemented by replacing the third sentence of the sixteenth paragraph under the heading “Background of the Offer” on page 20 of the Statement with the following:

Firm A cited its inability to structure a transaction in which certain of the Company’s assets could be sold to its previous potential partner or another person at a price acceptable to support Firm A’s per Share proposal.

Item 4 is hereby further amended and supplemented by replacing the twenty-first paragraph under the heading “Background of the Offer” on page 20 of the Statement with the following:

In early 2010, a company referred to herein as “Firm D” contacted the Company’s senior management to express interest in the potential purchase of certain of the Company’s non-Playboy branded adult television and digital business assets as well as the licensing and management of certain of the Company’s Playboy branded assets, such transaction referred to herein as “Project Synergy.” For further information regarding Project Synergy, see the information set forth in “Item 8. Additional Information—Certain Company Projections.”

Item 4 is hereby further amended and supplemented by replacing the last sentence of the twenty-seventh paragraph under the heading “Background of the Offer” on page 21 of the Statement with the following:

Rizvi Traverse was then given access to an electronic data site and access to the Company’s management, including Mr. Flanders, for due diligence purposes. Mr. Hefner and Rizvi Traverse contemplated that Mr. Flanders would be offered the opportunity to roll over his equity and continue as chief executive officer of the surviving corporation, and they communicated that expectation to Mr. Flanders during the ensuing due diligence process. However, none of Mr. Flanders, Mr. Hefner, Rizvi Traverse or their respective representatives discussed or negotiated employment or equity participation terms with Mr. Flanders prior to the December 17, 2010 authorization by the Special Committee for Mr. Flanders to enter into such discussions.

Item 4 is hereby further amended and supplemented by replacing the first sentence of the twenty-eighth paragraph under the heading “Background of the Offer” on page 21 of the Statement with the following:

On May 19, 2010, the Board held a meeting at which a representative of Skadden Arps discussed with the Board corporate governance matters and legal considerations if Mr. Hefner were to pursue the purchase of the Company with a financial sponsor (such as Rizvi Traverse).

Item 4 is hereby further amended and supplemented by replacing the last sentence of the thirty-first paragraph under the heading “Background of the Offer” on page 21 of the Statement with the following:

The Board determined to continue to act through the group of independent directors considering the considerable expenses associated with establishing a special committee, until they had received more information regarding the proposal and updated financial information regarding the Company from management. Between July 10, 2010 and the formation of the Special Committee on August 3, 2010, the independent directors did not engage in discussions or negotiations with Mr. Hefner, Rizvi Traverse or any of their representatives regarding the proposal, other than authorizing Lazard to have preliminary discussions with Rizvi Traverse regarding its potential sources of financing. In determining to defer the decision on establishing a special committee to evaluate the proposal, the independent directors noted that each independent director was considered independent for purposes of participating on a special committee and that Messrs. Flanders and Rosenzweig were not participating in Board discussions regarding the proposal.

Item 4 is hereby further amended and supplemented by replacing the last two sentences of the thirty-third paragraph under the heading “Background of the Offer” on page 22 of the Statement with the following:

After Mr. Flanders left the meeting, the independent directors determined that the Company’s senior management, as a matter of proper procedures, should refrain from engaging in discussions with, and providing information to, Rizvi Traverse, Mr. Hefner and their respective advisors and representatives unless authorized by the Board. The independent directors also determined to continue to defer the decision on establishing a special committee until they had received updated financial information from management and had met again to discuss the information with management and Lazard in attendance.

Item 4 is hereby further amended and supplemented by inserting the following sentence immediately after the first sentence of the thirty-fourth paragraph under the heading “Background of the Offer” on page 22 of the Statement:

While no per Share values were indicated in Firm E’s proposal, such equity valuation would have approximated $5.95 per Share based on the number of fully diluted Shares currently outstanding.

Item  4 is hereby further amended and supplemented by inserting the following paragraph immediately after the fifty-eighth paragraph under the heading “Background of the Offer” on page 25 of the Statement:

In the last week of September 2010, the Company’s senior bank lender informed the Company that the Company’s $30 million credit facility likely would not be renewed when it expires on January 31, 2011 and, if renewed at all, would have a significantly lower credit line. As of September 30, 2010, there were no borrowings and $1.0 million in letters of credit outstanding under the credit facility.

Item 4 is hereby further amended and supplemented by inserting the following paragraph immediately after the sixty-second paragraph under the heading “Background of the Offer” on page 25 of the Statement:

Between October 2010 and December 30, 2010, members of the Company’s management, with oversight of the Board, negotiated a settlement with DirecTV.

Item 4 is hereby further amended and supplemented by adding the following sentence to the end of the sixty-fourth paragraph under the heading “Background of the Offer” on page 25 of the Statement:

Firm A did not provide any further indication of interest with respect to any such transaction.

Item 4 is hereby further amended and supplemented by replacing the first sentence of the ninety-fifth paragraph under the heading “Background of the Offer” on page 29 of the Statement with the following:

On December 6, 2010, representatives of Raine discussed with a senior representative of Firm E and Firm E’s financial advisor a potential sale to Firm E of the Company’s non-Playboy branded adult television and digital assets.

Item 4 is hereby further amended and supplemented by replacing the ninety-ninth paragraph under the heading “Background of the Offer” on page 29 of the Statement with the following:

Also on December 8, 2010, Firm E provided Raine a supplemental due diligence request list related to the Company’s adult television and digital assets and certain other assets.

Item 4 is hereby further amended and supplemented by replacing the first sentence of the one-hundred-and-sixth paragraph under the heading “Background of the Offer” on page 30 of the Statement with the following:

On December 14, 2010, following a request by representatives of Raine, the Special Committee received Firm E’s indication of interest separately related to (i) the Company’s non-Playboy branded adult television and digital assets, (ii) the Company’s adult television and digital assets (including Playboy branded) and the Company’s status as a publicly traded entity, and (iii) the entire Company.

Item 4 is hereby further amended and supplemented by replacing the last sentence of the one-hundred-and-tenth paragraph under the heading “Background of the Offer” on page 31 of the Statement with the following:

Firm E provided further insight into its financing capabilities for a transaction with the Company and focused the discussion on the Company’s (i) non-Playboy branded adult television and digital assets and (ii) adult television and digital assets (including Playboy branded) and the Company’s status as a publicly traded entity, rather than an acquisition of the entire Company.

Item 4 is hereby further amended and supplemented by replacing the last sentence of the one-hundred-and-eleventh paragraph under the heading “Background of the Offer” on page 31 of the Statement with the following:

During this time period, Rizvi Traverse advised the Special Committee that it would not sign the Merger Agreement until there was a binding settlement of the DirecTV litigation in order to reduce any uncertainty with respect to potential payments in a settlement or an unfavorable judgment and whether DirecTV would continue to distribute the Company’s channels to its subscribers. DirecTV carries both non-Playboy branded programming (which would be included in the sale of assets to Firm E or as part of Project Synergy) as well as Playboy-branded programming (which would be licensed as part of Project Synergy).

Item 4 is hereby further amended and supplemented by inserting the following paragraph immediately after the one-hundred-and-sixteenth paragraph under the heading “Background of the Offer” on page 31 of the Statement:

On December 17, 2010, after the Special Committee and Mr. Hefner and Rizvi Traverse agreed upon a transaction price of $6.25 per Share, the Special Committee authorized the commencement of discussions and negotiations among Mr. Flanders and Mr. Hefner and Rizvi Traverse as to the terms of any involvement Mr. Flanders might have with Purchaser or an affiliate of Purchaser (including as to Mr. Flanders’ equity possibly rolling over into Purchaser and as to Mr. Flanders’ employment by Purchaser or an affiliate upon consummating any transaction). Discussions and negotiations among such parties commenced on December 18, 2010 and continued through January 9, 2011.

Item 4 is hereby further amended and supplemented by replacing the first sentence of the one-hundred-and-twenty-second paragraph under the heading “Background of the Offer” on page 32 of the Statement with the following:

On December 24, 2010, the Special Committee met and discussed developments since the last meeting of the Special Committee, including (i) the proposed resolution with DirecTV, (ii) the potential sale of the Company’s non-Playboy branded adult television and digital assets, (iii) the status of Project Synergy, (iv) the amount of the overall Company transaction costs and (v) the material open points in the draft Merger Agreement.

Item 4 is hereby further amended and supplemented by inserting the following paragraph immediately after the one-hundred-and-twenty-fourth paragraph under the heading “Background of the Offer” on page 32 of the Statement:

During the last week of December 2010, in connection with reaching agreement on a final settlement of their dispute, DirecTV disclosed for the first time that the current number of Company subscribers on the DirecTV service had declined by approximately 50,000 subscribers from the then estimated number of subscribers. DirecTV had been providing only limited information during the dispute and the decline was significantly greater than expected by the Company. The Company believes the main reason for the decline was that, during the pendency of the dispute, DirecTV did not allow for new subscriptions to the Company’s service and the normal loss of existing subscribers, known as “churn”, therefore was not offset by any new subscribers, resulting in a net loss of subscribers.

Item 4 is hereby further amended and supplemented by replacing the one-hundred-and-twenty-sixth paragraph under the heading “Background of the Offer” on page 32 of the Statement with the following:

On December 29, 2010, the Company provided Rizvi Traverse a copy of the recently completed final form of DirecTV documentation which reflected the approximately 50,000 subscriber decline from the then estimated subscriber rates.

Item 4 is hereby further amended and supplemented by replacing the first sentence of the one-hundred-and-thirtieth paragraph under the heading “Background of the Offer” on page 32 of the Statement with the following:

On January 1, 2011, the Special Committee met and discussed the status of negotiations with Rizvi Traverse and further updates with respect to the potential sale of the Company’s non-Playboy branded adult television and digital assets to Firm E (the only transaction Firm E was then pursuing).

Item 4 is hereby further amended and supplemented by adding the following sentence to the end of the one-hundred-and-thirty-ninth paragraph under the heading “Background of the Offer” on page 34 of the Statement:

The Merger Agreement would permit the Company to continue discussions and negotiations with respect to Project Synergy and the sale of the Company’s non-Playboy branded adult television and digital assets and the right to enter into an agreement to sell, and the right to sell, without Purchaser’s consent, the Company’s non-Playboy branded adult television and digital assets on or after May 1, 2011 (subject to certain limitations if there will be a long-form merger).

Item 4 is hereby further amended and supplemented by inserting the following paragraph immediately after the last paragraph under the heading “Background of the Offer” on page 35 of the Statement:

Through the date hereof, the Company continues to explore Project Synergy and a possible sale of the Company’s non-Playboy branded adult television and digital assets to Firm E, consistent with the terms of the Merger Agreement, as consummation of such a transaction could allow the Company to enhance its liquidity if the contemplated transaction with Mr. Hefner and Rizvi Traverse does not close in a timely manner.

Item 4 is hereby further amended and supplemented by replacing the fourth first-level bullet point of the third paragraph under the heading “Reasons for the Merger; Recommendation of the Special Committee and Our Board of Directors—Special Committee” on page 37 of the Statement with the following:

•

The presentations of the Special Committee’s financial advisor, Raine, and the opinion received by the Special Committee from its financial advisor, Raine, delivered orally at the Special Committee meeting on January 9, 2011 and subsequently confirmed in writing, to the effect that as of January 9, 2011, based upon, and subject to, the assumptions made, matters considered and limitations set forth therein, the $6.15 to be received by the holders of Shares (other than members of the Purchaser Group) pursuant to the Merger Agreement is fair to such holders from a financial point of view as more fully described to such holders under the heading “—Opinion of Raine Securities LLC” below.

Item 4 is hereby further amended and supplemented by replacing the fourth second-level bullet point of the sixth first-level bullet point of the third paragraph under the heading “Reasons for the Merger; Recommendation of the Special Committee and Our Board of Directors—Special Committee” on page 38 of the Statement with the following:

•

that the Merger Agreement allows continued discussions and negotiations of certain excluded transactions (including in connection with Project Synergy and the potential sale of the Company’s non-Playboy branded adult assets) and the right to enter into an agreement to sell, and the right to sell, the Company’s non-Playboy branded adult assets on or after May 1, 2011 (subject to the possible extension of such date under certain circumstances), since the consummation of such a transaction could allow the Company to enhance its liquidity particularly if the contemplated transaction with Mr. Hefner and Rizvi Traverse does not close prior to such time;

Item 4 is hereby further amended and supplemented by replacing the fifteenth first-level bullet point of the third paragraph under the heading “Reasons for the Merger; Recommendation of the Special Committee and Our Board of Directors—Special Committee” on page 39 of the Statement with the following:

•

The Company’s senior bank lender informing the Company in late September 2010 that its credit facility likely would not be renewed when it expires on January 31, 2011 and if renewed at all, would have a significantly lower credit line; the Special Committee’s belief that it will be difficult to obtain an alternative credit facility until at least the Convertible Notes are refinanced; and the Special Committee’s belief that, if the credit facility was not renewed, the Company would have to rely solely on cash generated from operations to satisfy its obligations absent some other form of financing.

Item 4 is hereby further amended and supplemented by adding the following sentence to the end of the fifth paragraph under the heading “Reasons for the Merger; Recommendation of the Special Committee and Our Board of Directors—Special Committee” on page 41 of the Statement:

In addition, neither the Special Committee nor the Board is aware of any firm offers made by any person, other than Purchaser and Sub, during the two years preceding the date hereof for (1) the merger or consolidation of the Company with or into another company, or vice versa, (2) the sale or other transfer of all or any substantial part of the assets of the Company or (3) a purchase of the Company’s securities that would enable the holder to exercise control of the Company.

Item 4 is hereby further amended and supplemented by replacing the last two sentences of the eleventh paragraph under the heading “Reasons for the Merger; Recommendation of the Special Committee and Our Board of Directors—Opinion of Raine Securities LLC” on page 46 of the Statement with the following:

Unless the context indicates otherwise, Raine assumed that the Playboy Mansion and the Art would be sold 1.5 years from the date of the Raine valuation (based on the Mansion Appraisal, which indicated that the Playboy Mansion could take up to 1.5 years to sell) and that all proceeds from such sales would be shielded from tax liability through the use of the NOLs. In addition, Raine discounted the assumed realized values (net of assumed selling expenses) from such sales at a discount rate equal to 11.0% (the midpoint of Raine’s selected weighted average cost of capital for the Company) as more fully described below.

Item 4 is hereby further amended and supplemented by replacing the thirteenth paragraph under the heading “Reasons for the Merger; Recommendation of the Special Committee and Our Board of Directors—Opinion of Raine Securities LLC” on page 46 of the Statement with the following:

Raine performed its analyses using three sets of financial projections provided by management of the Company. In addition to the Base Case Projections referred to above, management of the Company provided Raine with an “upside case” in which certain operating results were assumed to be more favorable to the financial performance of the Company, as well as a “downside case” in which certain operating results were assumed to be less favorable to the financial performance of the Company and the Company was assumed to have been unable to reach an agreement with DirecTV. In each of the Base Case Projections and the “upside case”, certain non-Playboy branded adult television and digital business assets of the Company (the “Adult Assets”) were assumed to be sold in January of 2012. In the “downside case”, among other things, the Adult Assets were assumed to be sold in January 2012, but at a lower price. With respect to the selected public companies and selected precedent transactions analyses set forth below, the value from the proceeds from the sale of the Adult Assets were discounted by one year (from 2012 back to 2011) at a discount rate equal to 11.0% (the midpoint of Raine’s selected weighted average cost of capital for the Company as further described below).

Item 8. ADDITIONAL INFORMATION.

Item 8 is hereby amended and supplemented by replacing the section of Item under the heading “Certain Legal Proceedings” in its entirety on page 53 of the Statement with the following:

Certain Legal Proceedings

On July 13, 2010, a purported stockholder of the Company filed a putative stockholder class action lawsuit in the Delaware Court of Chancery, captioned Germershausen v. Hefner, et al., C.A. No. 5632-VCN. Between July 21 and July 28, 2010, three additional purported stockholders of the Company filed nearly-identical, separate class action lawsuits in the Delaware Court of Chancery captioned Gottlieb v. Hefner, et al., C.A. No. 5654-VCN; Devito v. Hefner, et al., C.A. No. 5661-VCN; and Glasser v. Playboy Enterprises Inc., et al., C.A. No. 5675-VCN. On August 3, 2010, the Delaware Court of Chancery ordered the consolidation of these actions, now captioned In re Playboy Enterprises, Inc. Shareholders Litigation, Consolidated C.A. No. 5632-VCN.

On February 4, 2011, the plaintiffs filed a Consolidated Amended Verified Class Action Complaint (the “Amended Complaint”), naming as defendants the Company, Dennis S. Bookshester, David I. Chemerow, Scott N. Flanders, Charles Hirschhorn, Sol Rosenthal, Richard S. Rosenzweig, Kai-Shing Tao, Hugh M. Hefner, and Rizvi Traverse (collectively, the “Defendants”). The Amended Complaint challenges the Offer and Merger and alleges, among other things, that the Offer Price is inadequate and unfair. The Amended Complaint also alleges claims against Messrs. Bookshester, Chemerow, Flanders, Hirschhorn, Rosenthal, Rosenzweig and Tao (collectively, the “Individual Defendants”) and Mr. Hefner for breach of fiduciary duties in approving the Offer and Merger and against Rizvi Traverse for aiding and abetting those alleged breaches of fiduciary duties.

In addition, the Amended Complaint contains allegations that this Statement (as originally filed with the SEC on January 24, 2011) failed to properly disclose material facts in connection with the Offer and Merger in violation of Delaware law.

In particular, the Amended Complaint contains allegations that, among other things, this Statement fails to disclose:

(i) That Plainfield allegedly has interests not shared by the rest of the common stockholders of the Company, and in particular that Plainfield’s 19% stake in the Class A Common Stock is not easily liquidated, and the hedge fund is actively trying to wind-up its investments.

(ii) What the Board was told about Mr. Hefner’s potential transactions with private equity groups.

(iii) Why the Board allegedly delayed for several weeks before determining whether to constitute the Special Committee.

(iv) Whether the $7.00 per Share price proposed by Firm A was net of the sale of undisclosed assets.

(v) How Rizvi Traverse allegedly knew about the non-public proposal by Firm A.

(vi) Whether Mr. Flanders informed the Board or the special committee that was formed in 2009 about Rizvi Traverse’s purported continued interest in a transaction following the meeting Mr. Flanders had with Rizvi Traverse on December 14, 2009.

(vii) When the Special Committee and the Board first became aware that Mr. Flanders would enter into a rollover agreement.

(viii) When the decline in subscribers was apparent and the involvement of the Company’s management in the negotiations of the settlement with DirecTV.

(ix) Financial projections on a reporting division basis, with free cash flow information.

(x) The specific assets that were considered in the potential Project Synergy transaction.

(xi) Whether the assets considered by Firm A and Firm E were the same assets as those contemplated in the Project Synergy transaction.

(xii) Whether the assets in the Project Synergy transaction were affected by the DirecTV litigation, which possibly included the Adult TV business, and whether this is the reason “Rizvi Traverse advised the Special Committee that it would not sign the Merger Agreement until there was a binding settlement of the DirecTV litigation.”

(xiii) If Project Synergy does include both the Adult TV business and digital operations, then it would include assets in both the Entertainment and Print/Digital reporting divisions; if so, then this Statement should also disclose what portions of the Company would remain in these two divisions after sale.

(xiv) The several offers by other companies have not been presented in a manner so that they can be easily compared to each other, such as the price per Share for each such offer.

(xv) Why the Special Committee allegedly did not return to Firm E when the equity value contemplated by the Offer and Merger declined below Firm E’s offer.

(xvi) When the Company Projections disclosed in this Statement were prepared.

(xvii) Whether the DirecTV settlement was in line with the forecast amount.

(xviii) The percentage or context of the decline in DirecTV subscribers.

(xix) Whether Raine updated the assumptions in the Company Projections to include the current status of Project Synergy before providing its fairness opinion in 2011.

(xx) When the Company learned that its senior bank lender informed the Company that its credit facility would likely not be renewed when it expired on January 31, 2011, or if it was renewed at all, it would have a significantly lower credit line and that it would be difficult to obtain an alternative credit facility at least until the Convertible Notes are refinanced.

(xxi) That there were no borrowings and $1.0 million in letters of credit outstanding on September 30, 2010, resulting in $29.0 million of available borrowings under the Company’s credit facility and further that the Company believed that the cash generated from its operating activities in addition to its cash and cash equivalents would be sufficient to meet the Company’s liquidity needs through 2011, as disclosed in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010.

(xxii) Information sufficient to allow stockholders to determine whether Adjusted EBITDA prepared by the Company on page 57 of this Statement is the same as the Adjusted EBITDA prepared by Raine on page 46; and if these two figures are not the same, an explanation for the differences.

(xxiii) Raine’s analysis assumed that the Playboy Mansion and the Art would be sold in a year and a half, and this value was discounted to present value. As a result, Raine presumed that they were valued at $57.9 million, instead of the latest appraised value of $71.2 million. Information sufficient for stockholders to determine the basis for determining the current value of these assets by discounting the proceeds of a later sale as opposed to their current value as measured on the date of the valuation.

(xxiv) Whether the Board was informed in May about Mr. Hefner’s involvement with Rizvi Traverse, or simply with a financial sponsor “such as Rizvi Traverse.”

(xxv) Why the Board allegedly waited to form a special committee in response to Mr. Hefner’s announcement.

The plaintiffs in the Amended Complaint seek, among other things, to enjoin the Defendants from consummating the Offer and Merger and to direct the Individual Defendants to exercise their fiduciary duties to obtain a transaction that is in the best interests of the Company’s stockholders. Plaintiffs also seek to direct Mr. Hefner and the Individual Defendants to account for damages allegedly sustained by the plaintiffs as a result of the alleged wrongs, as well as rescissory damages if the transactions are consummated prior to the court’s final judgment. Plaintiffs further seek the costs of the action, including reasonable attorneys’ fees and such other relief as the court deems just and proper.

The Company has reviewed the allegations contained in the Amended Complaint and believe they are without merit. The Company intends to defend the litigation vigorously.

Item 8 is hereby further amended and supplemented by replacing the section of Item 8 under the heading “Certain Company Projections” in its entirety on pages 56 through 59 of the Statement with the following:

Certain Company Projections

The Company’s management does not as a matter of course make public projections as to future performance, earnings or other results beyond the current fiscal year due to the unpredictability of the underlying assumptions and estimates. However, in September 2010, the Company’s management provided certain internal non-public financial forecasts to Raine, in connection with the rendering of its opinion to the Special Committee and the Board and performing its related financial analysis (collectively, the “Company Projections”), as described under the heading “Item 4. The Solicitation or Recommendation—Opinion of Raine Securities LLC.” In October 2010, the Company’s management provided to Purchaser certain of the Company Projections. The Company Projections were updated from time to time to reflect changes in the assumptions regarding, among other things, the impact of the settlement of the dispute with DirecTV, the sale of the Adult Assets and the terms of Project Synergy. The Company Projections presented three cases: a base case, an upside case and a downside case. The Company also provided to Raine a variant of the base case and upside case Company Projections which assume the consummation of Project Synergy. For a further description of Project Synergy, see the information set forth under the heading “Item 4. The Solicitation or Recommendation—Background of the Offer.”

The Company Projections, while presented with numerical specificity, necessarily were based on numerous variables and assumptions that are inherently uncertain and many of which are beyond the control of the Company. Since the Company Projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year. The assumptions upon which the Company Projections were based necessarily involved judgments with respect to, among other things, industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to the Company’s business, all of which are difficult or impossible to predict and many of which are beyond the Company’s control. The Company Projections also reflect assumptions as to certain business decisions that are subject to change. In addition, the Company Projections may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable periods. These Company Projections are subjective in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. As such, these Company Projections constitute forward-looking statements and are subject to risks and uncertainties, including the various risks set forth in the Company’s periodic reports filed with the SEC.

The Company Projections have been prepared by the Company’s management, including Messrs. Flanders, Pachler and Vaickus, among others. Mr. Hefner did not participate in the preparation of the Company Projections. The Company Projections are the responsibility of the Company’s management and were prepared solely for internal use and not with a view toward public disclosure and, accordingly, do not necessarily comply with GAAP, the published guidelines of the SEC regarding projections, or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither the Company’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the Company Projections, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and they assume no responsibility for, and disclaim any association with, the Company Projections. Furthermore, the Company Projections do not take into account any circumstances or events occurring after the date they were prepared.

The inclusion of the Company Projections in this Statement should not be regarded as an indication that any of the Company, Purchaser, Sub or their affiliates, advisors or representatives considered or consider the Company Projections to be predictive of actual future events, and the Company Projections should not be relied upon as such. None of the Company, Purchaser, Sub or their respective affiliates, advisors, officers, directors or representatives can give any assurance that actual results will not differ from the Company Projections, and, except as provided by law, none of them undertakes any obligation to update or otherwise revise or reconcile the Company Projections to reflect circumstances existing after the date such Company Projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Company Projections are shown to be in error. None of the Company, Purchaser, Sub or their respective affiliates, advisors, officers, directors or representatives has made or makes any representation to any stockholder of the Company or other person regarding the ultimate performance of the Company compared to the information contained in the Company Projections or that forecasted results will be achieved. None of the Company, Purchaser, Sub or any of their respective affiliates or representatives makes any representation to any person regarding the Company Projections. The Company Projections are not being included in this Statement to influence a stockholder’s decision whether to tender his or her Shares in the Offer. The Company Projections are only being included in this Statement because they were provided to Raine and certain of the Company Projections and excerpts of others were provided to Purchaser.

In light of the foregoing factors and the uncertainties inherent in the Company Projections, stockholders are cautioned not to place undue, if any, reliance on the Company Projections.

The following tables set forth the Company Projections, in the case of Adjusted EBITDA as reduced by Raine for purposes of its analysis by an amount equal to the value of stock-based compensation as described in footnote 2 to the tables.

	Base Case (in millions) (1)
	FY 2010	FY 2011		FY 2012		FY 2013		FY 2014
	Without Synergy	Without Synergy	With Synergy	Without Synergy	With Synergy	Without Synergy	With Synergy	Without Synergy	With Synergy
Revenue	$218.8	$215.6	$122.5	$177.7	$128.2	$182.0	$134.3	$186.7	$139.4
Adjusted EBITDA (2)	$17.3	$12.2	$17.3	$20.3	$23.7	$23.9	$28.4	$26.9	$32.2
Unlevered Free Cash Flow (3)	$(12.7)	$(8.4)	$37.6	$8.7	$(6.4)	$12.4	$17.2	$17.9	$23.5

	Upside Case (in millions) (1)
	FY 2010	FY 2011		FY 2012		FY 2013		FY 2014
	Without Synergy	Without Synergy	With Synergy	Without Synergy	With Synergy	Without Synergy	With Synergy	Without Synergy	With Synergy
Revenue	$218.8	$215.6	$123.3	$187.2	$131.1	$197.5	$140.7	$210.9	$151.0
Adjusted EBITDA (2)	$17.3	$11.2	$17.3	$26.0	$28.1	$33.6	$35.9	$43.5	$44.6
Unlevered Free Cash Flow (3)	$(12.7)	$(8.9)	$37.7	$13.5	$(4.1)	$21.5	$23.6	$33.6	$34.4

	Downside Case (in millions) (4)
	FY 2010	FY 2011	FY 2012	FY 2013	FY 2014
	Without Synergy	Without Synergy	Without Synergy	Without Synergy	Without Synergy
Revenue	$211.8	$196.7	$154.1	$152.4	$151.2
Adjusted EBITDA (2)	$10.6	$4.9	$11.0	$10.4	$9.8
Unlevered Free Cash Flow (3)	$(5.6)	$(18.5)	$(9.4)	$(3.2)	$(12.4)

	Adjusted EBITDA by Segment for FY 2012 (in millions) (2)(5)
	Base Case	Upside Case	Downside Case	Base Case with Synergy	Upside Case with Synergy
Entertainment	$1.0	$4.8	$(0.1)	$5.3	$5.3
Print/Digital	$3.7	$4.8	$(5.4)	$4.3	$5.5
Licensing	$38.5	$40.2	$35.6	$38.5	$40.2
Corporate	$(22.1)	$(23.1)	$(19.1)	$(24.0)	$(22.6)

TOTAL	$21.1	$26.7	$10.9	$24.1	$28.4

(1)	The Company Projections set forth under the heading “With Synergy” represent a variant of the Company Projections, which assume the consummation of Project Synergy.

(2)	Adjusted EBITDA is a non-GAAP financial measure that represents EBITDA adjusted for restructuring and certain noncash items and reduced by cash investments in entertainment programming. EBITDA is a non-GAAP financial measure that represents earnings from continuing operations before interest expense, income tax expense or benefit, depreciation of property and equipment, amortization of intangible assets, amortization of investments in entertainment programming and amortization of deferred financing fees. Adjusted EBITDA is used by the Company’s management to measure the operating performance of the business. For purposes of its analysis, Raine reduced the Company’s projection of Adjusted EBITDA by the value of stock based compensation in the following amounts: $1.4 million for the FY2010 amounts for each case presented; $1.1 million for the FY 2011 amounts in the base case; $1.7 million for the FY 2011 amounts in the upside case and the downside case; $1.7 million for the FY 2012 amounts for each case presented; $1.9 million for the FY 2013 amounts for each case presented; and $2.0 million for the FY 2014 amounts for each case presented.

(3)	Unlevered free cash flow is a non-GAAP financial measure that represents Adjusted EBITDA reduced by cash payments for taxes, capital expenditures, investments in trademarks and copyrights, restructuring payments, deferred acquisition payments, certain financing payments and certain other non-recurring payments and adjusted for the projected increase or decrease in net working capital and the estimated proceeds from the sale of the Adult Assets. Unlevered free cash flow is used by management to measure liquidity of the Company’s operating businesses and its ability to meet its current and future financing and investing needs.

(4)	The downside case was prepared by management and presented to Raine and the Special Committee in October 2010 prior to the settlement of the dispute with DirecTV. The loss of carriage with DirecTV was the principal negative impact in the downside case. In light of the settlement of the dispute on December 30, 2010, the Special Committee did not give any particular weight to the downside case in its determination as to the Merger Agreement and the transactions contemplated thereby.

(5)	Total Adjusted EBITDA by segment included in this table differs from total Adjusted EBITDA included in the tables above as a result of assumptions made with respect to allocations of estimated depreciation and amortization to each segment. The Company does not currently project depreciation and amortization by segment as part of its financial modeling process. The estimated amount of depreciation and amortization by segment was added back to operating income by segment in the calculation of Adjusted EBITDA by segment.

The key assumptions underlying the Company Projections include:

Base Case

•	Impact of the settlement of litigation with DirecTV and new affiliation agreement

•	Settlement payments made in 2011, 2012 and 2013

•	Revenues from DirecTV in second half of 2010 forgiven

•	2011 Entertainment Segment revenue adjusted to reflect updated DirecTV subscriber levels

•	Sale of the Adult Assets in January 2012

•

Entertainment Segment: Despite continuous cost reductions, the segment struggles to achieve break-even operating income from 2011 onwards, driven by declines in pay-TV subscribers and unfavorable revenue splits

•	Print Segment: Segment experiences annual operating income declines, driven by continued losses at the core US magazine and growing weakness in international magazines and special editions

•	Digital Segment: Growth in operating income from branded services and new ventures more than offsets losses in adult content

•	Licensing Segment: Strong growth in operating income through 2014, driven by enhanced licensing relationships, launch of new location-based entertainment venues and international branding initiatives

•	Corporate and Other:

•	Reduction in corporate overhead expenses post-2011 driven by undetermined cost savings

•	Restructuring charges of $9.9 million in 2010 and $21.6 million in 2011 for relocation of magazine operations to LA and sub-leasing of the Chicago office over the remainder of the contract period

Upside Case

•	Sale of the Adult Assets in January 2012 in line with Base Case

•	Impact of settlement of litigation with DirecTV in line with Base Case, including settlement payments, revenue forgiveness and 2011 Entertainment revenue updated for DirecTV subscriber levels

•	Entertainment Segment: Segment is able to reach break-even and grow operating income post-2011 driven by pay-TV subscriber growth through improved marketing relationships with carriers

•	Print Segment: Segment performance in line with Base Case

•	Digital Segment: New initiatives are more successful than expected in Base Case, improving operating income by over 100% versus the Base Case

•	Licensing Segment: Better operating income profitability than expected in Base Case by licensing agent and internal sales and location-based entertainment

•	Corporate and Other: Higher reduction in corporate overhead expenses than Base Case through undetermined cost savings

Downside Case

•	Sale of the Adult Assets in January 2012 for less than in Base Case

•	The Company is unable to maintain a relationship with DirecTV, loses carriage and enters legal proceedings

•

Entertainment Segment: Significant deterioration in revenue and profitability driven by loss of DirecTV carriage and increased pressure on pay-TV subscribers, partially offset by reduced programming investment

•	Print Segment: Accelerated declines in US and international subscribers drive higher operating income losses

•	Digital Segment: Limited success of new initiatives unable to offset losses in Playboy branded and adult content

•	Licensing Segment: Slower growth of licensing agent and internal sales and location-based entertainment drives lower operating income profitability

•	Corporate and Other:

•	Increase in cost reductions through undetermined cost savings to right size the operations

•	$1 million in annual legal expenses to support DirecTV legal proceedings

Base Case with Project Synergy

•

In addition to the sale of the Adult Assets for a one-time payment, Project Synergy assumes future royalty streams from a third party for the license of Playboy TV and management of Playboy.com (the Company’s Playboy-branded television and digital assets)

•	Print, Alta Loma, new digital ventures and select adult services are retained by Playboy

•	Settlement payments to DirecTV in line with Base Case

•	Print Segment: Segment performance in line with Base Case

•	Licensing Segment: Segment performance in line with Base Case

•	Corporate and Other: Higher corporate expenses driven by higher bonus compensation and lower available undetermined cost savings versus the Base Case

Upside Case with Project Synergy

•	Impact of Project Synergy predominantly in line with Base Case with Project Synergy

•	Settlement payments to DirecTV in line with Base Case

•	Print Segment: Segment performance in line with Base Case

•	Licensing Segment: Segment performance in line with Upside Case

•	Corporate and Other: Benefit of undetermined cost savings in line with the Upside Case, partially offset by higher bonus compensation

The Company Projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding the Company contained elsewhere in this Statement, the Offer to Purchase and the Company’s public filings with the SEC.

Item 8 is hereby further amended and supplemented by deleting the fourth sentence of the third paragraph under the heading “Forward-Looking Statements” on page 60 of the Statement.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2011

PLAYBOY ENTERPRISES, INC.

By:	/s/ Howard Shapiro
Name:	Howard Shapiro
Title:	Executive Vice President, Law and
Administration, General Counsel and Secretary

ITEM 9.	EXHIBITS.

The following exhibits are filed herewith:

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase, dated January 24, 2011 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO)

(a)(1)(ii)	Letter of Transmittal (Class A common stock) (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO)

(a)(1)(iii)	Letter of Transmittal (Class B common stock) (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO)

(a)(1)(iv)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO)

(a)(1)(v)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO)

(a)(1)(vi)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO)

(a)(1)(vii)	Advertisement published in The New York Times on January 24, 2011 (incorporated by reference to Exhibit (a)(1)(vii) to the Schedule TO)

(a)(1)(viii)	Letter to Participants in the Playboy Enterprises, Inc. Employee Stock Purchase Plan, mailed February 4, 2011*

(a)(2)(i)	Letter to stockholders of the Company, dated January 24, 2011*

(a)(2)(ii)	Press Release issued by the Company, dated January 10, 2011 (incorporated by reference to Exhibit 99.1 to the Company’s Schedule 14D-9C filed on January 10, 2011)

(a)(2)(iii)	Letter to Employees from the Chief Executive Officer of the Company (incorporated by reference to Exhibit 99.2 to the Company’s Schedule 14D-9C filed on January 10, 2011)

(a)(2)(iv)	Letter to Licensees, Business Partners and Vendors from the Chief Executive Officer of the Company (incorporated by reference to Exhibit 99.3 to the Company’s Schedule 14D-9C filed on January 10, 2011)

(e)(1)	Agreement and Plan of Merger, dated as of January 9, 2011, by and among Icon Acquisition Holdings, L.P., Icon Merger Sub, Inc. and Playboy Enterprises, Inc. (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on January 11, 2011)

(e)(2)	Limited Guarantee, dated as of January 9, 2011, by Rizvi Opportunistic Equity Fund, L.P., Rizvi Opportunistic Equity Fund I-B, L.P., Rizvi Opportunistic Equity Fund (TI), L.P., Rizvi Opportunistic Equity Fund I-B (TI), L.P., Rizvi Traverse Partners LLC and Rizvi Opportunistic Equity Fund II, L.P. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on January 11, 2011)

(e)(3)	Tender and Support Agreement, dated as of January 9, 2011, by and among Plainfield Capital Limited, Plainfield Special Situations Master Fund II Limited, Plainfield OC Master Fund Limited and the Company (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on January 11, 2011)

Exhibit No.	Description

(e)(4)	Contribution Agreement, dated as of January 9, 2011, by and among Icon Acquisition Holdings, L.P., The HMH Playboy Stock Trust and The Hugh M. Hefner 1991 Trust (incorporated by reference to Exhibit (d)(4) to the Schedule TO)

(e)(5)	Rollover Agreement, dated as of January 9, 2011, by and between Icon Acquisition Holdings, L.P. and Scott Flanders (incorporated by reference to Exhibit (d)(5) to the Schedule TO)

(e)(6)	Employment Agreement, dated as of January 9, 2011, by and between Hugh M. Hefner and Icon Merger Sub, Inc. (incorporated by reference to Exhibit (d)(6) to the Schedule TO)

(e)(7)	Memorandum of Understanding—License of Name and Likeness Rights, Key Material Terms, dated as of January 9, 2011, by and between Icon Acquisition Holdings, L.P., Hugh M. Hefner and Rizvi Traverse Management LLC (incorporated by reference to Exhibit (d)(8) to the Schedule TO)

(e)(8)	Employment Agreement, dated as of January 9, 2011, by and between Scott Flanders and Icon Merger Sub, Inc. (incorporated by reference to Exhibit (d)(7) to the Schedule TO)

(e)(9)	Confidentiality Agreement, dated as of July 13, 2009, by and between Playboy Enterprises, Inc. and Rizvi Traverse Management LLC*

(e)(10)	Amendment to Confidentiality Agreement, dated as of May 3, 2010, by and between Playboy Enterprises, Inc. and Rizvi Traverse Management LLC*

(e)(11)	Amendment to Confidentiality Agreement, dated as of November 4, 2010, by and between Playboy Enterprises, Inc. and Rizvi Traverse Management LLC*

(e)(12)	Equity Commitment Letter, dated as of January 9, 2011, by and between RT-ICON Holdings, LLC and Icon Acquisition Holdings, L.P. (incorporated by reference to Exhibit (d)(2) to the Schedule TO)

(e)(13)	Excerpts from the Company’s Definitive Proxy Statement on Schedule 14A, dated April 9, 2010, relating to the Company’s 2010 Annual Meeting of Stockholders*

(e)(14)	Employment Agreement, dated as of April 14, 2010, by and between the Company and Christoph Pachler (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2010)

(e)(15)	First Amended and Restated Playboy Enterprises, Inc. 1991 Non-Qualified Stock Option Plan for Non-Employee Directors, effective as of September 17, 2008 (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008)

(e)(16)	Third Amended and Restated Playboy Enterprises, Inc. 1995 Stock Incentive Plan, as amended through May 13, 2009 (incorporated by reference to Appendix A to the Company’s Definitive Proxy Statement on Schedule 14A filed on March 30, 2009)

(e)(17)	Second Amended and Restated 1997 Equity Plan for Non-Employee Directors of Playboy Enterprises, Inc., as amended through May 13, 2009 (incorporated by reference to Appendix B to the Company’s Definitive Proxy Statement on Schedule 14A filed on March 30, 2009)

(e)(18)	Playboy Enterprises, Inc. Employee Stock Purchase Plan, as amended through February 22, 2010 (incorporated by reference to Exhibit 10.26 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009)

Exhibit No.	Description

(e)(19)	Form of Severance Agreement, dated as of September 1, 2008, by and between Playboy Enterprises, Inc. and Alex Vaickus (incorporated by reference to Exhibit 10.27(a) to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008)

(e)(20)	Form of Severance Agreement, dated as of September 1, 2008, by and between Playboy Enterprises, Inc. and each of Martha Lindeman, Richard Rosenzweig and Howard Shapiro (incorporated by reference to Exhibit 10.27(b) to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008)

(e)(21)	Amended and Restated Employment Agreement, dated as of September 29, 2010, by and between Playboy Enterprises, Inc. and Scott Flanders (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010)

(e)(22)	Playboy Mansion West Lease Agreement, dated as of June 1, 1979, by and between Playboy Enterprises, Inc. and Hugh M. Hefner (incorporated by reference to Exhibit 10.3(a) to the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 1991)

(e)(23)	Letter of Interpretation of Playboy Mansion West Lease Agreement (incorporated by reference to Exhibit 10.3(b) to the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 1991)

(e)(24)	Amendment to Playboy Mansion West Lease Agreement, dated January 12, 1998, by and between Playboy Enterprises, Inc. and Hugh M. Hefner (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1998)

(e)(25)	Lease Subordination Agreement, dated March 11, 2003, by and among Hugh M. Hefner, Playboy Enterprises International, Inc. and Bank of America, N.A. (incorporated by reference to Exhibit 10.9(t) to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002)

(g)	Not applicable

Annex A	Opinion of Raine Securities LLC, dated as of January 9, 2011*

*	Previously Filed